UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

______________________________

JMP Group LLC

(Name of Issuer)

Shares representing limited liability company interests in JMP Group LLC

(Title of Class of Securities)

46629U107

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

June 3, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 46629U107
1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (entities only) Joseph A. Jolson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially	7)Sole Voting Power: 5,319,200 (a)(c)
owned by Each	8)Shared Voting Power: 75,000 (b)(c)
Reporting Person with:	9)Sole Dispositive Power: 5,319,200(a)(c)
10)Shared Dispositive Power: 75,000 (b)(c)

11)	Aggregate amount beneficially owned by each reporting person 5,394,200 (a)(b)(c)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 25.53%
14)	Type of reporting person (see instructions) IN

Notes:

(a)

As of June 3, 2016, Mr. Jolson’s beneficial ownership includes (i) 1,392,487 shares representing limited liability company interests (the “Common Shares”) owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 3,738,396 Common Shares owned by the Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 113,317 shares of common shares owned by Mr. Jolson directly and (iv) 75,000 vested and unexercised options to purchase Common Shares.

(b)	Although included in the number reported, Mr. Jolson disclaims beneficial ownership of 75,000 Common Shares owned by The Jolson Family Foundation.

(c)

Excluded from Mr. Jolson’s beneficial ownership are: (i) an award of 60,000 performance-based options to purchase Common Shares granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) Common Share performance-based vesting during a three year term and applicable measurement period; and 2) continuous service through December 31, 2016; (ii) 18,578 restricted share units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 100% on December 1, 2016; (iii) an award of 75,000 share appreciation rights granted under the Issuer’s Amended and Restated Equity Incentive Plan which are exercisable on January 1, 2018 through December 31, 2019 and (iv) 49,490 restricted share units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 50% on December 1, 2016 and the remaining 50% on December 1, 2017.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Common Shares of JMP Group LLC, a Delaware limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2. Identity and Background.

(a)-(c)

This Statement is filed by Joseph A. Jolson (the “Reporting Person”), with a business address at 600 Montgomery Street, Suite 1100, San Francisco, CA 94111 and who is the Chairman and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

All of the transactions required to be reported in this Statement are as follows:

1.	On March 21, 2016, the 1991 Trust acquired 8,300 common shares at an average price of $5.041 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

2.	On March 23, 2016, the 1991 Trust acquired 3,000 common shares at an average price of $5.049 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

3.	On March 24, 2016, the 1991 Trust acquired 22,000 common shares at an average price of $5.0086 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

4.	On March 28, 2016, the 1991 Trust acquired 4,400 common shares at an average price of $5.0395 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

5.	On March 39, 2016, the 1991 Trust acquired 9,500 common shares at an average price of $5.0391 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

6.	On April 4, 2016, the 1991 Trust acquired 1,000 common shares at an average price of $5.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

7.	On April 5, 2016, the 1991 Trust acquired 7,320 common shares at an average price of $5.0455 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

8.	On April 6, 2016, the 1991 Trust acquired 7,320 common shares at an average price of $5.0458 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

9.	On April 7, 2016, the 1991 Trust acquired 6,000 common shares at an average price of $5.0475 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

10.	On April 8, 2016, the 1991 Trust acquired 5,000 common shares at an average price of $5.0476 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

11.	On April 11, 2016, the 1991 Trust acquired 1,100 common shares at an average price of $5.0414 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

12.	On May 3, 2016, the 1991 Trust acquired 200 common shares at an average price of $5.045 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

13.	On May 4, 2016, the 1991 Trust acquired 6,500 common shares at an average price of $5.0395 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

14.	On May 6, 2016, the 1991 Trust acquired 100,000 common shares at an average price of $5.0267 per share in open market pursuant to a Rule 10b5-1 trading plan.

15.	On May 13, 2016, the 1991 Trust acquired 600 common shares at an average price of $5.04 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

16.	On May 25, 2016, the 1991 Trust acquired 15,277 common shares at an average price of $5.2967 per share in open market purchases.

17.	On May 26, 2016, the 1991 Trust acquired 7,419 common shares at an average price of $5.3163 per share in open market purchases.

18.	On May 27, 2016, the 1991 Trust acquired 3,416 common shares at an average price of $5.3997 per share in open market purchases.

19.	On May 31, 2016, the 1991 Trust acquired 5,000 common shares at an average price of $5.40 per share in open market purchases.

20.	On June 3, 2016, the 1991 Trust acquired 8,519 common shares at an average price of $5.25 per share in open market purchases.

In no case other than the purchases of Common Shares by the trust were funds or other consideration paid by the Reporting Person. In the case of the purchase by the trust, the Reporting Person used his own individual funds. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The transactions described above in Item 3 were for the following purposes:

1.	Purchases of Common Shares made pursuant to a Rule 10b5-1 trading plan by the Joseph A. Jolson 1991 Trust dated September 14, 2015.

2.	Purchases of Common Shares made through open market purchases by the trust were based on the trustee’s evaluation of the market price of shares on the New York Stock Exchange at the time.

Other than set forth above and in his capacity as Chairman and Chief Executive Officer of the Issuer, the Reporting Person does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

As of April 28, 2016, there were 21,132,686Common Shares issued and outstanding. As of June 3, 2016, the Reporting Person is the beneficial owner of 5,394,200 Common Shares, which represents 25.53% of the Issuer’s outstanding Common Shares. Such amount includes (i) 1,392,487 Common Shares owned by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 3,738,396Common Shares owned by the Joseph A. Jolson 1991 Trust, of which Mr. Jolson is the trustee; (iii) 113,317 Common Shares owned by Mr. Jolson directly; (iv) 75,000 Common Shares owned by The Jolson Family Foundation for which Mr. Jolson has the power to direct investments. Although included in the number reported, Mr. Jolson disclaims beneficial ownership of 75,000 Common Shares owned by The Jolson Family Foundation and (v) 75,000 vested and unexercised options to purchase Common Shares.

Excluded from Mr. Jolson’s beneficial ownership are: (i) an award of 60,000 performance-based options to purchase Common Shares granted under the Issuer’s Amended and Restated Equity Incentive Plan which shall vest assuming both the following criteria are met: 1) Common Share performance-based vesting during a three year term and applicable measurement period; and 2) continuous service through December 31, 2016; (ii) 18,578 restricted share units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 100% on December 1, 2016; (iii) an award of 75,000 share appreciation rights granted under the Issuer’s Amended and Restated Equity Incentive Plan which are exercisable on January 1, 2018 through December 31, 2019 and (iv) 49,490 restricted share units granted under the Issuer’s Amended and Restated Equity Incentive Plan that will vest 50% on December 1, 2016 and the remaining 50% on December 1, 2017.

(b)	The information on the cover page of this Statement is incorporated herein by reference.

(c)

There have been no transactions by the Reporting Person (either directly or indirectly through individuals, corporations and other entities through which the Reporting Person may possess the power to vote or dispose of Common Shares) during the 60 days prior to the date of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

Item 7. Material to be filed as Exhibits

N.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2016 By: /s/ Joseph A. Jolson Name: Joseph A. Jolson Title: Chairman and Chief Executive Officer